UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 09 September 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code:
ZAE000018123

DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr NJ Holland a director of
Gold Fields Limited, Mr PA Schmidt a director of Gold Fields
Limited, Mr JH Pauley a director of a major subsidiary Gold
Fields Orogen BVI Limited, Mr NA Chohan and Ms LN Samuel
directors of Gold Fields Operations Limited & GFI Joint Venture
Holdings (Pty) Limited, Mr R Weston a director of a major
subsidiary Gold Fields Australasia (Pty) Limited, and
Ms TL Harmse, Company Secretary of Gold Fields Limited, all sold some or all of their Bonus Shares (“BS”) which were awarded to them in terms of the Gold Fields Limited 2012 Share Plan, and /
or the Gold Fields Limited 2005 Share Plan, as amended.

Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares. Details of the transaction are set out below.

PVRS are conditionally awarded and the actual number of PVRS which should be settled to a participant three years after the original award date is determined by the company’s performance measured against the performance of five other major gold mining companies (the peer group) based on the relative change in the
Gold Fields share price compared to the basket of respective US dollar share prices of the peer group. The number of shares to be settled will range from 0% to 300% of the conditional award.

Name
NJ Holland
Nature of transaction
Off market vesting of shares in
terms of the above scheme
Transaction Date 03 September 2014
Number of Shares 36,951
Class of Security Ordinary shares
Market Price per share R49.6426
Total Value R1,834,343
Vesting Period
Bonus Shares vest in equal parts on
9 months and 18 months of the Grant
Date.
Nature of interest Direct and Beneficial
Name
PA Schmidt
Nature of transaction
On market sale of shares in terms of
the above scheme
Transaction Date 04 September 2014

Number of Shares - sold 15,677
Class of Security Ordinary shares
Market Price per share R50.6066
Total Value R793,359
Vesting Period
Bonus Shares vest in equal parts on
9 months and 18 months of the Grant
Date.
Nature of interest Direct and Beneficial
Name
JH Pauley
Nature of transaction
On market sale of shares in terms
of the above scheme
Transaction Date 4 September 2014
Number of Shares - sold 15,677
Class of Security Ordinary shares
Market Price per share R50.7203
Total Value R795,142
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
NA Chohan
Nature of transaction
On market sale of shares in terms
of the above scheme
Transaction Date 4 September 2014
Number of Shares - sold 2,571
Class of Security Ordinary shares
Market Price per Share R50.6066
Total Value R130,109
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
NA Chohan
Nature of transaction
Off market vesting of shares in
terms of the above scheme
Transaction Date 4 September 2014
Number of Shares 3,552
Class of Security Ordinary shares
Market Price per Share R49.6426
Total Value R176,330
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
LN Samuel
Nature of transaction
On market sale of shares in terms
of the above scheme
Transaction Date 4 September 2014
Number of Shares - sold 1,427
Class of Security Ordinary shares
Market Price per Share R50.6066
Total Value R72,215

Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
LN Samuel
Nature of transaction
Off market vesting of shares in
terms of the above scheme
Transaction Date 4 September 2014
Number of Shares 1,972
Class of Security Ordinary shares
Market Price per Share R49.6426
Total Value R97,895
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
R Weston
Nature of transaction
On market sale of shares in terms
of the above scheme
Transaction Date 4 September 2014
Number of Shares – sold 13,392
Class of Security Ordinary shares
Market Price per Share R50.6066
Total Value R677,723
Vesting Period
Bonus Shares vest in equal parts
on 12 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
TL Harmse
Nature of transaction
On market sale of shares in terms
of the above scheme
Transaction Date 4 September 2014
Number of Shares - sold 2,832
Class of Security Ordinary shares
Market Price per Share R50.6066
Total Value R143,317
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
TL Harmse
Nature of transaction
On market sale of shares in terms
of the above scheme
Transaction Date 4 September 2014
Number of Shares - sold 819
Class of Security Ordinary shares
Market Price per Share R50.6066
Total Value R41,446
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

05 September 2014
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 09 September 2014
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer